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                                                        EXHIBIT 99.5

                         [LOGO] WESTBRAE NATURAL, INC.

                              September 17, 1997

To Our Stockholders:

  I am pleased to inform you that on September 11, 1997, Westbrae Natural, Inc. (the "Company" or "Westbrae" ) entered into an Agreement and Plan of Merger (the "Merger Agreement") with The Hain Food Group, Inc. ("Parent") and Hain Acquisition Corp. ("Purchaser"), a wholly owned subsidiary of Parent, pursuant to which Purchaser commenced on September 12, 1997 a tender offer for all outstanding shares of Westbrae Common Stock for $3.625 per share in cash. Following the completion of the tender offer, upon the terms and subject to conditions of the Merger Agreement, Purchaser will be merged into Westbrae (the "Merger"), and each share of Westbrae Common Stock, other than shares of Common Stock owned by Parent, Purchaser or any direct or indirect wholly owned subsidiary of Parent or Purchaser immediately prior to the effective time of the Merger, will be cancelled and converted into the right to receive $3.625 in cash, the same price per share paid pursuant to the tender offer.

  Your Board of Directors has unanimously approved the tender offer and the Merger, has determined that the tender offer and the Merger are fair to, and in the best interests of, the stockholders of Westbrae, and recommends that stockholders accept the tender offer and tender all their shares pursuant to the offer.

  In arriving at its decision, your Board of Directors gave careful consideration to a number of factors described in the enclosed Schedule 14D-9 which is being filed today with the Securities and Exchange Commission. The enclosed Schedule 14D-9 describes the Board's decision and contains other important information relating to that decision. We urge you to read it carefully.

  In addition to the enclosed Schedule 14D-9, the Offer to Purchase has been forwarded to you, together with related materials,including a Letter of Transmittal for use in tendering shares. These documents set forth the terms and conditions of the tender offer and provide instructions as to how you may tender your shares. You are urged to read all the materials carefully and consider all the factors set forth therein before making a decision with respect to the tender offer.

                                          Respectfully,

                                          /S/ B. Allen Lay

                                          B. Allen Lay
                                          President and Chief Executive
                                          Officer

                                     LOGO